David I. Schaffer
Dir. Ext.138
Dir. Fax (516) 747-0653
Email:dschaffer@meltzerlippe.com

January 25, 2008

Via Federal Express
Sonia Barros, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Baywood International, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed January 24, 2008
File No. 333-144792

Dear Ms. Barros:

On behalf of our client, Baywood International, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form SB-2 (Commission File No. 333-14472) to January 25, 2008 at 2:00 PM EST, or as soon as practicable thereafter.  On behalf of the Company, we acknowledge as follows

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David I. Schaffer
DIS:ky	David I. Schaffer
cc: Mr. Neil Reithinger